Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

March 15, 2022

VIA EDGAR TRANSMISSION

Mr. Timothy Worthington
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Pacer Funds Trust (the “Trust”)
Pacer BlueStar eSports and Online Gambling ETF
Pacer BlueStar 3D Printing and Robotics ETF
(together, the “Funds”)
File Nos.: 333-201530 and 811-23024
Dear Mr. Worthington:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 83 to the Trust’s Registration Statement on Form N-1A filed December 6, 2021 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please provide a list of Index constituents for each Fund.
Response:    The requested information was provided to the Staff under separate cover on March 11, 2022.
Comment 2.Please confirm that fees for the purchase/redemption of creation units are excluded from the fee tables.
Response:    The Trust so confirms.
Pacer BlueStar eSports and Online Gambling ETF
Comment 3.With respect to the Fund’s index methodology, clarify what “derive at least 50% of their revenues (25% for current Index components)” means and why there are different requirements for the components. Additionally, please explain how the Fund can comply with Rule 35d-1 when the Fund can invest in companies that derive only 25% of their revenues from online gambling, video gaming, and eSports.
Response:    The Trust intends to change the Fund’s name to “Pacer BlueStar Digital Entertainment ETF” in a post-effective amendment prior to effectiveness. The Trust believes that the Fund’s new name is not subject to Rule 35d-1, as “Digital Entertainment” does not suggest that the Fund invests in a particular type of investment or investments, or in investments in a particular industry or group of industries.
The Fund’s index methodology employs a lower revenue-based threshold for components that were previously added to the Index to reduce the turnover associated with companies whose percentage of revenue might be close to 50% and could otherwise be frequently added to and then removed from the Index. The Trust notes that this mechanism for reducing turnover is a commonly employed device for indexes that utilize quantitative thresholds. Based on this rule, a company can only be added to the Index if meets the 50% of revenues test, but may remain in the Index in future quarters so long as its percentage of revenue remains greater than or equal to 25%.

Comment 4.Please explain why the term “video gaming” does not appear in the Fund’s name. In addition, explain how the Fund intends to comply with Rule 35d-1.
Response:    As discussed above, the Trust intends to change the Fund’s name to “Pacer BlueStar Digital Entertainment ETF”.
Comment 5.Given the Fund’s exposure to micro cap companies and the related liquidity concerns, please supplementally discuss the Board’s and the Fund’s consideration of implementing an open-end structure for the Fund’s strategy. In your response, discuss the factors outlined in the adopting release for Rule 22e-4.
Response:    The Trust notes that the Fund is not expected to have significant exposure to micro cap companies, and therefore this disclosure has been deleted. The Index is constructed from the largest companies within the Index’s investable universe, including large capitalization companies, and such companies are generally weighted based on their market capitalization. All components of the Index are subject to a minimum market capitalization and minimum volume requirement, as well as a downward weighting adjustment based on a company’s liquidity. The Trust notes that such provisions of the Index methodology reflect standard criteria used by the Index Provider across indexes used by a wide range of funds. Because of these criteria, the Adviser does not anticipate that the Fund will encounter significant liquidity-related issues.
Comment 6.With respect to the paragraph describing how an Index component is to be added to the Index, please separately disclose the Index’s investibility and liquidity requirements and clarify which requirements in that paragraph are investibility requirements and which requirements are liquidity requirements. Clarify what the lower market cap and liquidity criteria apply to current Index components and if market cap criteria and investibility requirements refer to the same requirements, please use consistent terminology.
Response:    The second paragraph of the Index description has been revised to read as follows:
To be added to the Index, an Index component must have a market capitalization greater than or equal to US$150 million; a three-month average-daily-value-traded of at least US$1 million at the current reconstitution and also at the previous two quarters; and average monthly volume of at least 250,000 shares over the last six months at the current reconstitution and also at the previous two quarters. Current components will remain eligible for selection to the Index if they meet the following, reduced thresholds: a market capitalization exceeding US$75 million; a three-month average-daily-trading value of at least US$600,000 at the current reconstitution or at one of the previous two quarters; and at least 200,000 shares traded per month over the last six months at the current reconstitution or at one of the previous two quarters. The above criteria are referred to as the Index’s “Investibility Requirements.”
Comment 7.Please explain the following with specificity and describe what kinds of companies are included in “[companies that] develop video games and related software or hardware (e.g., computer processors and graphics cards used in video gaming systems, controllers, headsets, and gaming consoles).” In addition, explain how these types of companies connect to the Fund’s name.
Response:    The disclosure has been revised as follows: “The second tier consists of companies that (i) develop and/or publish video games, facilitate the streaming or distribution of video games, or produce hardware used in video games (e.g., computer processors and graphics cards used in video gaming systems, controllers, headsets, and gaming consoles);”

Comment 8.With respect to companies that “are involved in eSports events, such as league operators, teams, distributors, and platforms,” clarify and tighten the definition of “involvement,” as the Staff believes that companies involved in those activities is a very low threshold.
Response:    The first paragraph of the Index description has been revised to read as follows:
The Index is a rules-based index that consists of globally-listed stocks and depositary receipts of companies that, at the time of being added to the Index, derive at least 50% of their revenues (25% for current Index components) from the following activities: online gambling platforms or related software; video game development and related software or hardware such as computer processors and graphics cards used in video gaming systems, controllers, headsets, and gaming consoles; and streaming services or video games and/or hardware for use in eSports events or that are involved in eSports events such as league operators, teams, distributors and platforms (collectively, “Online Gambling and eSports Companies”), as determined by MV Index Solutions (the “Index Provider”). eSports are a form of competition using video games, often taking the form of organized, multiplayer video game competitions.
Comment 9.When describing the Index’s quarterly rebalance and reconstitution, “Investibility Requirements” is used as a defined term. Please define the term.
Response:    The requested change has been made. Please see the response to comment 6 above.
Comment 10.Revise the following disclosure in Plain English: “until the aggregate free-float market capitalization of each tier is at least 90% of the free-float market capitalization of all companies within each tier that meet the Investibility Requirements.”
Response:    The fourth paragraph of the Index description has been revised to read as follows:
At the time of each quarterly rebalance and reconstitution of the Index, Online Gambling and eSports Companies meeting the Investibility Requirements are added to the Index based on their free-float market capitalization (from largest to smallest) until the aggregate free-float market capitalization of companies in the Index from the applicable tier is at least 90% of the free-float market capitalization of all companies from such tier that meet the Investibility Requirements. For example, if the aggregate free-float market capitalization of all eSports Companies meeting the Investibility Requirements was US$1.5 trillion, the largest eSports Companies meeting the Investibility Requirements would be included in the Index until their aggregate free-float market capitalization was at least US$1.35 trillion. The next largest company from each tier will continue to be added to the Index until at least 25 companies from each tier are included.
Comment 11.With respect to the paragraph describing the quarterly review of the Index and companies’ weightings in the Index, revise the disclosure in Plain English. For example, what does 50% refer to, how are excess weights distributed, and how do semiconductor companies fit into the Index?
Response:    The above-referenced paragraph has been revised to read as follows:
At the time of each quarterly review of the Index, each tier is assigned a weight of 50%. Within each tier, companies in the Index are initially weighted by their float-adjusted market capitalization, subject to a maximum weight of 8% for any individual security (3% for companies in the semiconductor industry) and adjustments downward based on certain liquidity criteria. Excess weight resulting from any such adjustments is redistributed among the remaining constituents in the applicable tier equally. An additional rule is applied to ensure that the aggregate weight of constituents with a weight of 5% or greater does not exceed 50%.
The Trust notes that semiconductor companies, which may derive a majority of their review from hardware such as computer processors and graphics cards used in video gaming systems, controllers, headsets, and gaming consoles typically have outsized market capitalizations relative to other companies that may be eligible for the Index, and, consequently, their weight is specially limited to 3% for each semiconductor company.
Comment 12.Please move the Fund’s Rule 35d-1 Policy from the Fund’s Investment Strategy section to the beginning of the Principal Investment Strategies section.
Response:    Given that the Trust intends to change the Fund’s name, the Rule 35d-1 Policy has been deleted.
Comment 13.The Staff notes that the Fund has an investment strategy to track an index with significant exposure to non-U.S. companies. Please provide disclosure with respect to the following risks (and related risks) associated with this investment strategy, or explain why such disclosure would not be appropriate:
a.the potential for errors in index data, index computation and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards;
b.the potential significance of such errors on the fund’s performance;
c.limitations on the fund adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing; and
d.the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.
Response:    The Index Provider and Foreign Securities risks have been updated to include the underlined, bold disclosure, as follows:
Index Provider Risk. There is no assurance that the Index Provider or any agents that act on its behalf, will compile the Index accurately, or that the Index will be determined, maintained, constructed, rebalanced, calculated or disseminated accurately. The Fund relies upon the Index Provider and its agents to compile, determine, maintain, construct, rebalance, calculate (or arrange for an agent to calculate), and disseminate the Index accurately. Any losses or costs associated with errors made by the Index Provider or its agents generally will be borne by the Fund and its shareholders. Because the Index includes international securities, the Index Provider may have limited information or may be more prone to mistakes based on the data available and such mistakes may have a greater impact on the Fund’s performance, which may increase the risks to the Fund.
Foreign Securities Risk. Investments in non-U.S. securities involve certain risks that may not be present with investments in U.S. securities. For example, investments in non-U.S. securities may be subject to risk of loss due to foreign currency fluctuations or to political or economic instability. Investments in non-U.S. securities also may be subject to withholding or other taxes and may be subject to additional trading, settlement, custodial, and operational risks. These and other factors can make investments in the Fund more volatile and potentially less liquid than other types of investments. Companies in many foreign markets are not subject to the same degree of regulatory requirements, accounting standards or auditor oversight as companies in the U.S., and as a result, information about the securities in which the Fund invests may be less reliable or complete. Foreign markets often have less reliable securities valuations and greater risk associated with the custody of securities than the U.S. There may be significant obstacles to obtaining information necessary for investigations into or litigation against companies and shareholders may have limited legal remedies.
Comment 14.Please add depositary receipt risk as a principal investment risk.
Response:    The requested change has been made.
Comment 15.Please add a “niche market” risk as a principal investment risk.
Response:    The Trust respectfully declines to add the requested “niche market risk” disclosure. The Fund has included a specific “Concentration in Online Gambling and eSports Companies Risk” in Items 4 and 9, which the Trust believes effectively informs investors of the principal risks related to such companies.
Comment 16.With respect to the Fund’s disclosure of Currency Exchange Rate Risk, supplementally confirm that the Fund does not intend to use foreign currency swaps or other derivatives to manage currency risk. If the Fund does intend to use such instruments, please add appropriate principal investment strategy and risk disclosure.
Response:    The Trust confirms that the Fund does not intend to use foreign currency swaps or other derivatives to manage currency risk.
Comment 17.With respect to the Fund’s disclosure of ETF risks, please confirm whether the securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as APs that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that to the extent those APs exit the business, or are unable to proceeds creation or redemption orders, and another AP is unable to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. In addition, please note that this in turn could lead to differences in the market value of the Fund’s shares and the Fund’s NAV.
Response:    The Trust notes that the Fund’s description of “APs, Market Makers and Liquidity Providers Concentration Risk,” states the following:
The Fund has a limited number of financial institutions that may act as APs. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.
The Trust believes that such disclosure is responsive to the Staff’s comment and has not made further changes in response to the above comment.
Comment 18.With respect to the Fund’s disclosure of Foreign Securities Risk, disclose that foreign securities held by the Fund may trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, and the Fund may experience premiums and discounts greater than those of ETFs that hold securities that are traded only in the United States.”
Response:    The Trust notes that the Fund’s description of “Shares of the Fund May Trade at Prices Other Than NAV,” states the following: “Because certain securities held by the Fund trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, the Fund is likely to experience premiums and discounts greater than those of domestic ETFs.” The Trust believes that such disclosure is responsive to the Staff’s comment and has not made further changes in response to the above comment.
Comment 19.To the extent that the Fund has significant exposure to companies of a single country or region, add corresponding disclosure in the Principal Investment Strategies section and identify which countries the Fund has a higher degree of exposure to.
Response:    The requested changes have been made.
Comment 20.Add corresponding disclosure in the Principal Investment Strategies section that the Fund can invest in companies of any market capitalization.
Response:    The requested change has been made.
Comment 21.With respect to the Micro-Capitalization Investing Risk, please elaborate on what “less liquid than larger capitalization companies” means and how this would impact the Fund.
Response:    The Micro-Capitalization Investing Risk disclosure has been deleted.
Comment 22.Add corresponding disclosure in the Principal Investment Strategies section that the Fund expects to invest more heavily in particular sectors of the economy and disclose such sectors.
Response:    The requested changes have been made.
Comment 23.Under Item 5’s “Portfolio Managers” disclosure, please move the first two sentences of that paragraph to Item 9.
Response:    The requested change has been made.
The Pacer BlueStar Engineering the Future ETF
Comment 24.Please explain why the term “computer aided design” does not appear in the Fund’s name. In addition, explain how the Fund intends to comply with Rule 35d-1.
Response:    The Trust intends to change the Fund’s name to “Pacer BlueStar Engineering the Future ETF” in a post-effective amendment prior to effectiveness. The Trust believes that the Fund’s new name is not subject to Rule 35d-1, as “Engineering the Future” does not suggest that the Fund invests in a particular type of investment or investments, or in investments in a particular industry or group of industries.
Comment 25.With respect to the Fund’s index methodology, clarify what “derive at least 50% of their revenues (25% for current Index components” means and why there are different requirements for the components. Explain how the Fund can comply with Rule 35d-1 when the Fund can invest in companies that derive only 25% of their revenues from robotics and 3D printing.
Response:    As noted above, the Trust intends to change the Fund’s name. The Fund’s index methodology employs a lower revenue-based threshold for components that were previously added to the Index to reduce the turnover associated with companies whose percentage of revenue might be close to 50% and could otherwise be frequently added to and then removed from the Index. The Trust notes that this mechanism for reducing turnover is a commonly employed device for indexes that utilize quantitative thresholds. Based on this rule, a company can only be added to the Index if meets the 50% of revenues test, but may remain in the Index in future quarters so long as its percentage of revenue remains greater than or equal to 25%.
Comment 26.Please clarify if “manufacturing automation equipment” is considered robotics or is considered to be something else.
Response:    The first paragraph of the Index description has been updated to include the underlined, bold disclosure, as follows:

The Index is a rules-based index that consists of globally-listed stocks and depositary receipts of companies that, at the time of being added to the Index, derive at least 50% of their revenues (25% for current Index components) from robots or manufacturing automation equipment (“robotics”), ...
Comment 27.Please elaborate what “related materials and software” means when referring to 3D printing systems.
Response:    The first paragraph of the Index description has been updated to include the underlined, bold disclosure, as follows:
The Index is a rules-based index that consists of globally-listed stocks and depositary receipts of companies that, at the time of being added to the Index, derive at least 50% of their revenues (25% for current Index components) from robots or manufacturing automation equipment (“robotics”); computer aided design (“CAD”) software; or 3D printing centers, 3D printing hardware, 3D printing simulation software, 3D scanning and measurement software, and 3D printing materials (collectively, “Robotics and 3D Printing Companies”), as determined by MV Index Solutions (the “Index Provider”).
Comment 28.With respect to the paragraph describing how an Index component is to be added to the Index, please separately disclose the Index’s investibility and liquidity requirements and clarify which requirements in that paragraph are investibility requirements and which requirements are liquidity requirements.
Response:    The second paragraph of the Index description has been revised to read as follows:
To be added to the Index, an Index component must have a market capitalization greater than or equal to US$500 million; a three-month average-daily-value-traded of at least US$1 million at the current reconstitution and also at the previous two quarters; and average monthly volume of at least 250,000 shares over the last six months at the current reconstitution and also at the previous two quarters. Current components will remain eligible for selection to the Index if they meet the following, reduced thresholds: a market capitalization exceeding US$250 million; a three-month average-daily-value-traded of at least US$500,000 in at least two of the latest three quarters (including the current reconstitution); and a three-month average-daily-trading value of at least US$750,000 at the current reconstitution or at one of the previous two quarters. The above criteria are referred to as the Index’s “Investibility Requirements”.
Comment 29.In the description of Tier 1 Robotics and Manufacturing Automation Equipment paragraph, please elaborate on how “production systems, automated inventory management, voice/image/text recognition solutions for the industrial market” relates to robotics.
Response:    The following disclosure has been added:
“Robotics” involves the design, construction, and operation of machines that perform tasks that would otherwise be done by humans.
Comment 30.In the description of Tier 2 3D Printing paragraph, please elaborate on what “scanning and measurement software” means and clarify how this is tied to 3D printing.
Response:    The Tier 2 3D Printing paragraph has been updated to include the underlined, bold disclosure, as follows:

Tier 2 3D Printing (25% weight): includes companies that derive at least 50% of their revenues (25% for current components) from the following business lines: 3D printing hardware, 3D printing simulation software, 3D printing centers, 3D scanning and measurement software (e.g., software used for creating 3D models, augmented reality, motion capture, robotic mapping, and 3D printing), and 3D printing materials.
Comment 31.Revise the following disclosure in Plain English: “until the aggregate free-float market capitalization of each tier is at least 98% of the free-float market capitalization of all companies within each tier that meet the Investibility Requirements.”
Response:    The applicable paragraph of the Index description has been revised to read as follows:
At the time of each semi-annual rebalance and reconstitution of the Index, Robotics and 3D Printing Companies meeting the Investibility Requirements are added to the Index based on their free-float market capitalization (from largest to smallest) until the aggregate free-float market capitalization of companies in the Index from the applicable tier is at least 98% of the free-float market capitalization of all companies from such tier that meet the Investibility Requirements. For example, if the aggregate free-float market capitalization of all Robotics Companies meeting the Investibility Requirements was US$1 trillion, the largest Robotics Companies meeting the Investibility Requirements would be included in the Index until their aggregate free-float market capitalization was at least US$980 billion. The next largest company from each tier will continue to be added to the Index until at least 25 Robotics Companies, ten 3D Printing companies, and ten CAD Software companies are included.
Comment 32.In the paragraph describing the Index components’ weightings, please disclose what “an additional rule is applied to limit the weight of less liquid securities” refers to.
Response:    The last sentence of the above-referenced paragraph has been deleted. The Trust believes that such language was redundant to the first sentence of such paragraph.
Comment 33.Please move the Fund’s Rule 35d-1 Policy from the Fund’s Investment Strategy section to the beginning of the Principal Investment Strategies section.
Response:    Given that the Trust intends to change the Fund’s name, the Rule 35d-1 Policy has been deleted.
Comment 34.Please add a “niche market” risk as a principal investment risk.
Response:    The Trust respectfully declines to add the requested “niche market risk” disclosure. The Fund has included a specific “Concentration in Robotics and 3D Printing Companies Risk” in Items 4 and 9, which the Trust believes effectively informs investors of the principal risks related to such companies.
Comment 35.With respect to the Fund’s disclosure of Currency Exchange Rate Risk, supplementally confirm that the Fund does not intend to use foreign currency swaps or other derivatives to manage currency risk. If the Fund does intend to use such instruments, please add appropriate principal investment strategy and risk disclosure.
Response:    The Trust confirms that the Fund does not intend to use foreign currency swaps or other derivatives to manage currency risk.
Comment 36.The Staff notes that the Fund has an investment strategy to track an index with significant exposure to non-U.S. companies. Please provide disclosure with respect to the following risks (and related risks) associated with this investment strategy, or explain why such disclosure would not be appropriate:

a.the potential for errors in index data, index computation and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards;
b.the potential significance of such errors on the fund’s performance;
c.limitations on the fund adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing; and
d.the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.
Response:    Please see the changes made in response to Comment 13 above.
Comment 37.To the extent that the Fund has significant exposure to companies of a single country or region, add corresponding disclosure in the Principal Investment Strategies section and identify which countries the Fund has a higher degree of exposure to.
Response:    The requested changes have been made.
Comment 38.Add corresponding disclosure in the Principal Investment Strategies section that the Fund can invest in companies of any market capitalization.
Response:    The requested change has been made.
Comment 39.Add corresponding disclosure in the Principal Investment Strategies section that the Fund expects to invest more heavily in particular sectors of the economy and disclose such sectors.
Response:    The requested change has been made.
Comment 40.Consider if liquidity risk is a principal risk of investing in the Fund. If so, please add appropriate risk disclosure in Item 4.
Response:    The Trust does not believe that liquidity risk is a principal risk of the Fund and, consequently, respectfully declines to add such disclosure.
Part C
Comment 41.If the Fund is a party to an index licensing or sub-licensing agreement, please file each such agreement as an exhibit to the Fund’s registration statement.
Response:    The Trust notes that the Index is provided by an affiliate of the Adviser for use by the Fund. Because the Fund is not a party to any licensing or sub-licensing agreement with the Adviser or its affiliate, the Trust does not have an applicable agreement to file as an exhibit to its registration statement.

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If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at 920.360.7173 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services,
as Administrator for the Trust